SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 21, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated August 21, 2007 contains an announcement of Infineon's acquisition of the mobility products business of LSI Corporation.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 21, 2007	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

News Release/Presseinformation
Infineon Strengthens Communication Activities Through Acquisition of LSI’s
Mobility Products Group
Neubiberg, Germany — August 20, 2007 — Infineon Technologies (FSE/NYSE: IFX) today announced that the company will further strengthen its activities in the field of communications by acquiring the mobility products business of LSI Corporation (LSI) for a price of approx. Euro 330 million plus a contingent performance-based payment of up to Euro 37 million. Pending the approval of the corresponding authorities, the deal is expected to be closed in the fourth calendar quarter of 2007.
Through the first six months of 2007, LSI’s Mobility Products Group reported sales to the tune of Euro 150 million. From the acquisition, Infineon expects a clearly positive EBITA contribution (EBIT before amortization of acquisition-related intangible assets) in 2008. LSI’s Mobility Products Group comprises mainly mobile radio baseband processors and platforms that complement Infineon’s existing portfolio. The transaction does not include production facilities. As part of the transaction, approximately 700 LSI employees will join Infineon.
“This move demonstrates our commitment to maintain and grow our leadership in the wireless market. The business acquired from LSI will significantly strengthen our position at important mobile phone makers and will add highly qualified experts to the Infineon team,” said Dr. Wolfgang Ziebart, President and CEO of Infineon Technologies.
“Infineon’s strong commitment to the mobility market will ensure our customers continuity of the LSI product line, ongoing customer support and a broader portfolio of solutions to address their needs,” said Abhi Talwalkar, LSI president and chief executive officer. “LSI is fully committed to work with Infineon to provide a seamless transition for customers.”
Analysts expect that world wide approximately 1.1 billion mobile phones will be sold in 2007. This makes mobile phones the biggest market segment for electronics. Annual growth for the next three years is expected to be around 6.5 per cent, driven mainly by growth in the Far East and India.

Following the carve-out of Qimonda in 2006, Infineon is focusing on three key areas of business: Energy Efficiency, Communications and Security. The company announced to grow in these areas and to strengthen existing businesses. This objective is to be attained by both acquisitions and organic growth. Following the acquisition of Texas Instruments’ DSL CPE business earlier this year, the integration of LSI’s Mobility Products Group is another major step in strengthening Infineon’s core business. In the Communication Solutions segment, Infineon’s endeavors to win new customers for the mobile platforms have been crowned with success. Major new customers have been gained in Nokia, LG-Electronics, Panasonic and Samsung, widening the customer base.
Originally, LSI’s Mobility Products Group belonged to Agere Systems. In April 2007, Agere was merged with LSI in a transaction valued at approximately Euro 3 billion in stock.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, connectivity and security. In fiscal year 2006 (ending September), the company achieved sales of Euro 7.9 billion (including Qimonda sales of Euro 3.8 billion) with approximately 42,000 employees worldwide (including approximately 12,000 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the US from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at http://www.infineon.com/news/

For the Finance and Business Press: INFXX200708.084e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
U.S.A.	Agnes Toan	+1 408 503 2587	agnes.toan@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com